News Release Communiqué de Presse

Exhibit 99.12
2, place de la Coupole
La Défense 6
92400 Courbevoie, France
Fax: + 33 (0) 1 47 44 68 21
Isabelle Desmet
Tel.: + 33 (0) 1 47 44 37 76
Patricia Marie
Tel.: + 33 (0) 1 47 44 45 90
Paul Floren
Tel.: + 33 (0) 1 47 44 45 91
Christine de Champeaux
Tel.: + 33 (0) 1 47 44 47 49
Franklin Boitier
Tel.: + 33 (0) 1 47 44 59 81
Philippe Gateau
Tel.: + 33 (0) 1 47 44 47 05
Burkhard Reuss
Tel.: + 33 (0) 1 47 44 21 19
Lisa Wyler
Tel.: + 33 (0) 1 47 44 38 16
Sandra Dante
Tel.: + 33 (0) 1 47 44 46 07
TOTAL S.A.
Share capital:
€5,981,907,382.50
Registered in Nanterre:
R.C.S. 542 051 180
www.total.com
Paris, August 30, 2007
Appointment
Pierre Barbé, currently Senior Vice President, Crude Oil Supply & Trading, is appointed Senior Vice President, Trading & Shipping, effective October 1, succeeding François Groh. He will also sit on the corporate Management Committee.

A graduate of EDHEC Business School in Lille, Pierre Barbé, 48, joined Total in 1983. He worked as a trader in Paris, Tokyo and London before being appointed Assistant Vice President, Crude Oil Supply & Trading in London in 1992. He was subsequently named Vice President, Product Supply & Trading in London and held the same position in Geneva from 1995 to 2001. He was appointed Senior Vice President, Crude Oil Supply & Trading for Total in 2002.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com